SIRCLES

A VIRTUOUS SIRCLE



John Worthington Follower @ Sircles
Published on Jan 5

In this update:

- **An update (and release date)**
- **A link to a preview**
- **Our strategy to crush Yelp**
- **Our strategy to get rich**
- **Our strategy to retain users**
- **One more secret weapon**
- **A Virtuous Sircle**

Dear Investors,

I hope this message finds you well as we navigate the exciting prelude to Sircles' BIG debut. With the new year upon us, our team is diligently preparing for a January 25th release that will open up Sircles to a wider audience.

The enthusiasm we've witnessed from college students has been extraordinary and affirming. They've embraced the app with a fervor

that speaks volumes about its potential. To share a slice of this experience with you, here is a link to a short collection of testimonials from our campus users and from one of our local reward partners, California Sun **https://biz.sircles.com/assets/video/sircles_cal_sun.mp4**. These stories are not just heartening; they're a testament to the vibrant community Sircles is fostering.

We're also excited to announce the launch of a new crowdfunding campaign, currently in private mode, with an attractive early bird discount. This is an exclusive opportunity for early investors to secure additional equity at a preferential valuation. It's a window that we expect to close swiftly, especially as we approach our public release and the valuation adjusts to reflect our growth and potential.

As we transition out of private mode in January, we're not just stepping into a higher valuation; we're stepping up our game with strategic announcements on RAD Radio and other engaging promotional endeavors, including a brand-new show that's brewing behind the scenes. We're keeping the details under wraps for now, but rest assured, it's something to look forward to.

OUR STRATEGY TO CRUSH YELP – AND GET RICH!!!

This is where you come in. We're on the cusp of something big, and your continued belief in our vision is what propels us forward. Your support has been instrumental in our journey so far, and there's no underestimating the power of a strong community.

In the spirit of innovation that Sircles embodies, we're rolling out a novel strategy that intertwines crowdfunding with user acquisition – a model I like to call "Riding the Escalator." This approach is designed to create a self-sustaining cycle of growth and investment that propels us forward with the momentum of our own community.

We've already seen this work on a small scale. Well, here's how it works at massive scale: As we invite thousands of small investors to take a stake in Sircles through our crowdfunding campaign. These investors aren't just financial backers; they're early adopters, advocates, and the most loyal users who understand the intrinsic value of what we're building. By investing, they're buying into a vision that they will actively help to realize.

But it doesn't stop there. These investor-users are our grassroots promoters, integral to our organic growth. They're likely to be our most active users, embedding Sircles into their daily lives and naturally encouraging their networks to do the same. Each new user brought into the fold has the potential to become an investor, and each investor is incentivized to bring in new users. It's a virtuous circle where growth begets growth, and investment fuels further investment.

This approach is at the forefront of crowdfunding's evolution, a testament to Sircles' commitment to trailblazing in the digital age. As we move forward with the "Riding the Escalator" strategy, we're not just aiming for success; we're aspiring to be a case study for how businesses can merge crowdfunding with user acquisition to create a self-perpetuating cycle of growth. It's a bold vision, but then again, Sircles has never been about playing it safe. We're here to lead, to redefine the norms, and to show that the most powerful force in business is a community that believes in what you do.

OUR STRATEGY TO RETAIN USERS

This escalator strategy is more than just a growth mechanism; it's a community-building engine. By aligning the interests of our users and investors, we're fostering a powerful ecosystem where each member contributes to the collective success. As they ride the escalator, they're not just using an app; they're part of a movement, one that

rewards them for their participation and loyalty.

We're excited to see this strategy in action and believe it will be a cornerstone of our expansion. As you share Sircles with your circles, you're not just spreading the word; you're laying the groundwork for a community that grows stronger with every new member and investor. That's the beauty of riding the escalator – it's a journey we take together, each step upward amplifying our collective potential.

Crowdfunding, while a burgeoning field, has only scratched the surface of its potential. Our strategy takes this concept to unprecedented heights, leveraging the collective power of small investors and passionate users (think **GameStop**) in a way that the market has never seen before. It's a holistic model that blurs the lines between user engagement and investment, creating a symbiotic relationship that enriches both the platform and its community.

ONE MORE SECRET WEAPON

This might be bigger than the preceding—and that's because it **should** be the final piece to bring it all home for us. We learned a lot from our campus experiment and one thing was the need for us to build a better messaging and group chat experience. We did just that! We've taken chat an evolutionary step forward, and made it our lofty goal to steal away group chats from all other platforms. Obviously, that's impossible but the goal doesn't need to be 100% achieved to be incredibly successful.

We're confident we've conceived a better group chat system, built around sharing, that we're submitting for provisional patent next week. Our improved version follows very closely with how group messaging already works on your phone—so it's familiar. However, we added a simple, yet elegant, aspect to it that automatically creates and organizes conversations around topics of Shares. Plus, users can

create custom topics, events or simply send messages, still operating just like any other group chat.

So, when you share a Place or a Book or Movie, etc., you automatically form a group chat with those you shared it with. It's as simple as sending a text to multiple people on your phone. You can even add friends to the group chat who are not yet Sircles users. They will receive text only messages in the form of SMS until which time they download the app—then they join the conversation in progress. This is a form of network hopping that massively potentializes us to a nearly endless supply of new users.

A VIRTUOUS SIRCLE

Everyone who has seen our messaging design, loves it! We're working frantically to have it ready by Jan 25th.. it's going to be very close. The service is genius but won't be cheap to run at scale. However, if adoption rates are high then the app grows in step—as does our valuation. Sircles with our novel approach to messaging combined with "Riding the Escalator" forms the perfect virtuous circle.

It's the kind of forward-thinking that I believe will be studied and emulated by future entrepreneurs and business scholars. We're setting a precedent, demonstrating that with the right blend of technology, community, and innovation, the possibilities are limitless.

Let's bring more people into our investor family and share the success that Sircles is poised to achieve. If you know friends, family, or colleagues who would be interested in joining our investor circle, now is the perfect time to introduce them to Sircles. The terms we're offering at this stage are designed to reward early support – an opportunity that becomes even more valuable as we grow.

Thank you for being a part of this journey. Your involvement is more than an investment; it's a vote of confidence in what we're building

together. I'm looking forward to what the next chapter holds for us all.

Warm regards,

John Worthington, Co-Founder CEO

SIRCLES

Full Release in January!



John Worthington Follower @ Sircles
Published on Dec 7, 2023

For Sircles Investors Only: Do Not Share

Okay.. it's just about that time! It's been a long road and there's still work to be done, but Sircles is finally ready for primetime. We'll be opening the app up to everyone in early January when Rob comes back from his winter break. We had a very successful outing on the CSUS campus with their Greek system. We have a blueprint now to expand to hundreds of universities and college towns. We enlisted some really bright and ambitious students who will help us fulfill this vision. We learned a lot and found that we had plenty of wrinkles to iron out that didn't reveal themselves in our normal QA and testing processes. It wasn't until we ran events with dozens of downloads (one event we got over 200) that we were able to see strange happenings. So I'm really glad we did this targeted release to catch the majority of that stuff.

Big announcements coming including an ongoing show called Sircles Sesh available to RADtv subscribers immediately following the live broadcast. We'll keep it entertaining with wide ranging content from interviews with local business owners to notable investors, brand ambassadors, etc. The Sircle Store is now live and we'll be selling merch and local offerings. We have some really amazing partnerships with local businesses and a great strategy to distribute our stickers and drink coasters to bars/restaurants. The latest, and final design

really pops.. it's super vibrant and a strong call-to-action; Favorite Us on Sircles!

Lastly, we have a novel strategy to use crowdfunding in a way it's never been used before. This plan has been taking shape for months and everyone we've run it by thinks it's pretty genius. I call it Riding the Escalator and if we pull it off it will be a future case study at business schools across the country.

Our WeFunder campaign is back open, in private mode, and there's some early bird specials. I'll do a follow-up update on the Ride the Escalator strategy in a week or two. We'll also provide a link to view some demos of the app so you can see how far it's come!

SIRCLES

We've Taken Flight



John Worthington Follower @ Sircles
Published on Oct 10, 2023

I know everyone is really excited to try out the new and improved Sircles and we're really excited to give it to you. But pleassse stop trying to download it from the app store. You can't get in just yet (but will very soon) and we have an excellent experiment going on with two campuses. We have a Sorority Showdown competition which started out extremely competitive. In the first few weeks we had hundreds of people sharing and competing minute by minute. That has died down, but the feedback was massively inspiring considering that we rushed to get the app as close as we could just in time for the fall semester. Which meant launching without a lot of cool stuff like Level Up and badge animations, notifications were working only on a basic level, messaging wasn't in yet.. but we did get our analytics hooked in and has shown us everything that is strong and where we are weak.

Our strengths are showing up in the most important areas. We have a long onboarding process which most "experts" will tell you is a bad idea. We had a short process in the old version for years but the most common feedback we got from users was, "ok what do I do now?" We made a calculation that if Sircles is a game as much as a tool then users will invest more time (we have a team of gamers) and all gamers know that large, epic games start you out on a long walkthrough but allow you to play along during the onboarding. It doesn't feel like a tutorial if it's fun. But the 'player' learns the game as they go and, if done right, invests deeply into the game.

invests deeply into the game.

I'm happy to report that among our college students the feedback has been 100% positive regarding our long walkthrough. On top of that our analytics show that the users who chose the longer walkthrough path (they didn't know they were choosing a longer path, btw) stayed much more engaged and were much more likely to add more Favorites and invite more friends. Among all these college students our metrics are, in some cases, 100X more robust than the original version. Take the number of Favorites per user and number of invites sent per user, for instance (basically, the two most important things a user can do). Historically those numbers had been ranging in low decimal point figures but now we're seeing mid-single digits across all users even taking into account users who did zero. That means we have many users pushing high double digits and we have tons of users with their entire Sircle of Trust laid out.. we never had that before. It looked for a minute like the app was going to take off out of our control. Then, thanks to our analytics, we could see where people weren't getting notified for key events from their friends and new users weren't always getting suggested known friends of friends to follow. In spite of all this our retention has remained very high.. over 60% which if you look that up is as good as any app out there. We have since improved our 'friend connector' algorithm and it is damn good. Many of you (impatient) legacy users who recently downloaded and went through our new onboarding can attest that you were suggested and followed a lot of people you know. But since the app isn't available to everyone yet, you may be getting notifications from people on our team so delete the app and check here for updates on when it will be available to all (see below for a timeline).

Our weaknesses revolve around what we already know which is there needs to be more 'interactivity' in the app. We'll have messaging done by next week including a novel approach to group messaging/sharing that we think will be a major bright spot. Our notifications are vastly improved and feed directly into mutual interactions. We're adding

more user content and ability for tagged users to upload photos to check ins and Favorites.

As I mentioned before, we have so much more Favoriting, inviting, following, etc. than the original version and the feedback has been so positive (almost to the point where, if it wasn't for our amazing relationship with Rob Williams, RAD Radio, and you.. all of our loyal followers) we'd probably keep the strategy isolated to just college campuses (the original Facebook strategy). So in light of our rabid support base, here's what I can tell you....

Rob has a big announcement to make soon and we'll piggyback off of his timeline. We'll open the app up to the public either in November or right after the first of the year when Rob comes back from his winter break.. still organizing and planning around all this.

We are only a few small improvements away from a runaway hit in my opinion and every single person on this team's opinion. The energy is very high! We have several sorority and fraternity mixer events planned and philanthropy events calendared over the next two months. For a very small investment we have cracked into a highly loyal and dedicated network of eager/ambitious college students. Our partnerships are being expanded daily to include several college oriented businesses and we have a deal with a Sigma Chi chapter to run their Derby Days competition leaderboard which draws in thousands of members across the Greek system. We're racing to polish up defects and implement all the goodies we have on standby. By next week, we'll have those animations in for users who mark achievements, our improved notification system and friend connect, and hopefully our messaging system. There's a bunch of other stuff, like really big stuff but that's all you get for now :)

SIRCLES

Targeted Release This Month!



John Worthington Follower @ Sircles
Published on Aug 3, 2023

For Sircles Investors Only: Do Not Share

This will be a relatively short update because we are pushing extremely hard, seven days a week, right now. We plan to release our improved version of Sircles to a couple of undisclosed college campuses later this month, just in time for the start of the fall semester. We aren't making any public announcements (aside from this update) and don't necessarily want a lot of outside attention just yet.

In a couple weeks, as we roll out our new version, the old version may no longer be available to download from the app store (we're still looking into if we can have the old version available alongside the new version, but only by way of an invite link and based on location). This limited availability is for a couple reasons. First, we'll certainly have some wrinkles which need to be ironed out. And of course, that will be easier on a smaller scale. Secondly, we're putting our network effect to the test with a unique go-to-market strategy which is hyper local and focuses on incoming students, and more specifically, members of the Greek system. Variations of this model have worked for other successful apps in the past. Additionally, there's a risk we grow unexpectedly fast and overwhelm our servers and our budget (server costs can be outrageous). There's a lot more to all this but long story short, we had a conversation with Nikita Bier, founder of Gas App,

who some may have heard of. His app went viral earlier this year and his company was acquired by Discord for a big number. Prior to that he sold an app to Facebook and worked there for 5 years until his non-compete expired. He gave us a lot of good advice and we're incorporating some strategies, and tailoring them along with some of our own as well.

We're in a race against the calendar as we button up the most critical features. We are simultaneously connecting every piece to analytics monitoring so we can track things like button presses, but also closely follow a user's journey, their behavior and level of engagement. This task alone is a several week process but will give us valuable insights on where we are connecting with users, where/when they drop off, when/why they return (what triggers are working), etc.

There's so much more happening. I could easily spend a full day on this update. So much of what we are working on is around the network effect (growth factor). For instance, we have engineered the ability for a Sircles user to share a Favorite Place (like a restaurant) with a non-Sircles user and for that non-Sircles user to have the ability to view the restaurant's Sircles profile page (from a web view since they don't have the app yet) and have some limited interaction with that profile. That means a non-Sircles user can Favorite the restaurant which was shared to them and we will have that Favorite action stored in our database. So when that new user downloads Sircles for the first time we will have their Favorites and other information available to them upon entering the app. We will also know which one of their friends invited them so we automatically connect them through a friendship event and notification. Mutual friends are also notified.. all sorts of connections are triggered from this interactive engagement. Not to mention, that web-based profile for the restaurant will have its own URL (meaning its own simple webpage or 'landing page') which gets "crawled" by Google and, therefore, we'll have thousands of discoverable landing pages on the internet. This is excellent for discoverability outside of our closed

network. Plus, our users will be able to easily share to Social networks like Instagram or Snapchat. We make it a one click step which automatically embeds the share file image into the person's Instagram Story (example image attached).

This was more time than I intended to spend so I'm going to cut this update here and get back to work. We're also only going to release this update to investors, not the full public, so if you discover where we have launched let's not make a big public display out of it please. We don't want the numbers skewed or misrepresented. We want a cold start scenario that we can fully analyze and learn from. But so far, everyone who has seen it has been really impressed. I can't wait to start using it!!

SIRCLES

We're almost there...



John Worthington Follower @ Sircles
Published on Apr 26, 2023

It's time for an update.

We're getting closer and closer to the finish line. When we last updated you, things were progressing rapidly for Sircles. However, a few weeks ago, we hit a snag and spent three weeks seemingly stuck in place. It was disappointing, but it also rallied the team even stronger and taught a few lessons. Despite following industry standards for code review, where no code is merged without peer review, the system isn't perfect. Our drive to forge ahead as quickly as possible, combined with our ambition to create a cutting-edge app, means we're constantly pushing boundaries. Perhaps the greatest silver-lining is that we had members of our team working those 3 weeks from wake up to 2 and 3am, including Saturdays and Sundays. We didn't ask them to do it. We didn't pay them more to do it. We just jumped into Zoom first thing in the morning and kept it up until we couldn't keep our eyes open any more. I've worked with a lot of 'employees' over the years and I can probably count on one hand the number of them who would make that kind of sacrifice. I'm so incredibly proud and inspired by their devotion. Our team got tested, in a punishing way, and we pulled through it. No one quit. No one complained. No one pointed fingers. The solutions that got us through came from everyone with no clashing of egos even late into the night. Thankfully, we're back on track now, with unshakeable unity, excellent communication and a humbling experience for some of our top engineers. I'm pleased to say that we emerged from this challenge

engineers. I'm pleased to say that we emerged from this challenge stronger, and our app is now performing better than ever.

We'd like to invite our VIP investors which includes anyone who invested in our friends and family round and any investors of $5K or greater to access a demo of the current version we're testing with. Email us at **info@sircles.com** to receive a link to our private access portal. You will be asked to accept a nondisclosure agreement and viewership is strictly exclusive to only approved investors. Why the cloak and dagger? Two reasons.. (1) A lot of apps have copied various features/concepts we've come up with already, and (2) We think you will agree that what we have in the works is destined to be a massive hit. We'll let you judge for yourselves and please comment into this post after you see the latest version. We plan to record the video tour all in one take with no edits and no fluff. We'll show you everything that's working which is like 80-90% and the areas we're still working on.

It′s difficult to say exactly how much longer it will take. If everything goes flawlessly, it could be as soon as 3 months. If there are any major hiccups then easily double that amount of time. There "shouldn't" be any more major hiccups and as you'll see from our tour the foundation and supporting structures have nearly all been set. The rest "should" be fairly smooth sailing. But we welcome anyone to comment into this post after watching the tour and after getting their minds around just how much work has gone into Sircles so far.

We set out to be better than Yelp but we think you'll glimpse, there is even much greater potential for Sircles to be one of the most successful apps of all time. We have the ingredients. We have the timing. We have an opening. For that to happen we need to overcome the 'cold start' with new users and engineer a reliable network effect.. no simple task. We'll also need to iterate off this version to add things like restaurant reservations, video content, and all sorts of things that keep users coming back to Sircles. That will be the easy part; if we can overcome the hardest part which is the network effect and new user

overcome the hardest part which is the network effect and new user engagement. Let us know your thoughts/opinions on how close you think we are from achieving our goal. We'll aim for early next week to have the video go live with all the approvals done and access to the portal.

SIRCLES

Year End Update



John Worthington Follower @ Sircles
Published on Dec 19, 2022

Hey everyone, we're making really great progress and the pieces are falling into place very nicely. Everybody has been doing an outstanding job working as a team and as individuals.. it's inspiring to see it all come together!

Our team is in great spirits, very committed and driven—no issues there at all. No issues anywhere really. We're moving faster than ever. The days are flying by, and each day we get a little bit closer. But, alas, we're not going to be ready to release the new version by the end of the year. However, we do have a reasonable goal of getting our beta into the hands of a few dozen VIP investors by then.

We're just about to the point now where the app has taken full shape. The only features we haven't scaffolded out yet are the initial walkthrough for new users, business subscription component and the messaging/alerts components. Here's what we do have pretty much all the way complete and functioning smoothly: Onboarding (which is more extensive than it sounds); Trust tips (including an upvote feature); Activity feeds (also QUITE extensive); Search (we've just started getting into.. it's a beast); The Sircle Store (will be open to the public but also where rewards are redeemed); Friends/followers relationships; Profiles (People, Places and Entertainment); Profile editing; Checking into Places and Entertainment; Photo management.

We have over 150 badges with cute animations for various

achievements throughout Sircles. I included some screenshots directly from the app to give you an idea of how those will work. Some people won't care much about the badges but a lot of users will enjoy the challenge of earning them. There's also a leaderboard and our Leveling Up system pretty much all built out. Every time we look at the requirements for a user to achieve the next level we make some tweaks—like, do you need to add 5 Favorites to get to Level 3 or do you need 10? The balance has to be just so, as to be achievable and challenging, but not too challenging (especially at the earlier stages). The rewards increase into some very valuable ones at the higher levels so they need to be economical for us and realistic to scale nationwide. We also have to consider if our system is able to be "gamed" or cheated. Does it incentivize the most valuable engagement from our users and stay fun throughout the process? I don't want to say too many things about it because, needless to say, a ton of work and thought has gone into it and certain aspects will most certainly be copied by other apps.

The way a user Favorites a business and how things show up on the map, is mostly complete as well. Sircles is different than other platforms like Yelp or writing a Google review. We've organized businesses into respective categories. That's not new. Yelp, Google, even the Yellow Pages all do that. But where we're different—let's say you're Favoriting a business in Sircles called Sacto Italiano. Sacto Italiano serves breakfast, they have a happy hour, and they serve Italian food. Those are 3 very distinct categories associated with that business. When you leave a Yelp review you're simply reviewing the business and that's that. In our case, when you recommend (Favorite) a business you are recommending it based on the aspect, or aspects, of the business you really enjoyed. You get to choose which category to Favorite the business under and then it will show up on the map under that category for all your friends and followers to see. Sacto Italiano could have amazing Italian food, and a great Happy Hour, but have a lousy breakfast. Thus, when Favoriting their business you would choose the Happy hour and Italian Food categories. That way, when

choose the Happy hour and Italian Food categories. That way, when visiting the map your friends will see Sacto Italiano there for those categories but not under the Breakfast category. Well, we've decided to take it to the next level from there. I'll get to that in a sec.

The most common concerns we've heard from current Sircles users are:

1. Why can't I see a specific category for my business and how can I get it to show up on the map?
2. Now that I'm in the app—what do I do next?
3. How do I add a business or service that doesn't have an address or a website—like a housekeeper?
4. Lastly, general confusion around navigating and taking various actions within Sircles.

We've taken those concerns very seriously and have addressed them as best we can. Taking that first concern into consideration—Yelp has over 1500 categories for places and Google uses nearly 4000. Restaurants alone account for over 300 unique subcategories—just to put things in perspective. Did you know there's an Uzbek food category? Neither did I. We've solved this problem by implementing a Filters tab. Sounds straightforward enough, right? Wrong! The Filters tab opens the door to many more challenges. If subcategories are the second level of categories (and they show up on the wheel) then consider the filters a third level of categories—sometimes more obscure and used less often, but nonetheless, just as important to the business owner and the person searching for it. Those businesses still need to be searchable and visible on the map. So, who decides what filters associate with each business? And with millions of small businesses in the United States, how do you keep everything organized and rational? Can a business have unlimited filters? Do all filters need a parent category? Can a filter have a top level category as a parent or do we fit them all under subcategories? For example

a parent or do we fit them all under subcategories? For example, Chinese Food is a filter under the Asian Food subcategory, which is under our top level category Restaurants & Food. We learned from our prototype that it's not a good idea to have 3 levels for the wheel so we stop at the second level (the subcategories) and introduce the filters. This has turned out to be much easier said than done. Fortunately, because we are moving so fast we have been able to implement designs into testable versions and get feedback from people who have never seen Sircles before. This feedback has helped us evolve this entire process into what we think will be a comprehensive, yet easy to use, system for everyone to get the experience they desire. Although, it's definitely not perfect yet. Hence, why we want to make this available for more testing asap.

So, now to the part where we took things to the next level. With the Filters tab you can go to Asian Food and narrow your search to just sushi if you like, and see all your friends recommending sushi places. But why stop there? We thought it would be cool if you could *also* filter by friends in the same process. So now you can filter Places not just by the category but additionally, by a specific friend or group of friends. So you could see just your friend Todd's Favorite sushi restaurants or you can see Todd's, Juan's and Tanya's favorite sushi restaurants. Furthermore, you can easily add another filter and not only see their favorite sushi restaurants but also their favorite Thai food restaurants, instantly, on the map. To my knowledge there are no major apps doing this.

I could go on and on. Think of the above as about 1/10th of all the moving parts involved in perfecting Sircles. All of it needs to work as designed but also not slow to a crawl when traffic gets high. It has to be compelling enough for a user to come back to, and want to share with others. It's not easy creating a new concept and functional design. I've said before, we're a blend of Yelp and Facebook but they've had many years, and billions of dollars to perfect their products. I also remind myself and our team, we don't need to be the

next Facebook, or Tik Tok, etc.. we just need to be better than Yelp. That's our mission. That's how we will measure success. Can we move faster? I don't think so, and I think it would be a mistake to try. I'd say our work ethic is in the zone of "as much as humanly possible" without making severe mistakes or developing resentment toward the project. It's been a long time since we've had to shed an employee. That speaks volumes to how strong this current team is. I see zero indication of any unrest or friction among anyone in the company. It's a super tight team and still on the small side which is a strength. We still have over a year of cash "runway" which ought to be plenty of time to hit important milestones, generate some revenue and increase our valuation. In the past I've applied too much pressure on developers and that can lead to burnout. Software engineers do mental gymnastics everyday for hours on end. I see this firsthand. I'm unusual in the sense that I often sit for hours with a shared monitor so I can be involved in the development process. I like to know what they're doing, how it works and the logic behind decisions. I don't write code but I'm pretty good at conceptual design. Once a week I'll see a problem being over-solved. Sometimes not being a coder helps reveal simple solutions. Our engineers are brilliant—all of them. They're mathematicians. They're architects. They're not story tellers nor are they philosophers. Sircles is many disciplines working in harmony. I'm grateful they welcome me into their world and they respect my input. Sircles would never have made it, if not for their openness (not that we've made it yet, but I can see far down the current path and some scary alternate paths). Fortunately, we are on the best possible path with the best possible team. We'll open up testing soon. We're dying to share our tremendous progress. We're getting closer and closer to full launch but, realistically, probably still require a few months of testing to get us there. It'll be worth the wait though. Especially when we get to see Sircles take off!

SIRCLES

So what’s new?



John Worthington Follower @ Sircles
Published on Sep 23, 2022

A LOT!

Time is flying by but we’re making really good progress. I mentioned in my last update that we have a great team and although small, we’re reluctant to add anyone new as to not disrupt the culture. Plus, there’s an inherent slowdown when training a new engineer and exposing them to all the code. However, a couple months ago we scored a brilliant young developer from a very successful startup (over a $1B valuation) and he hit the ground running in a way I never thought possible. He’s been a perfect fit both technically and personality-wise —no ego clashing—no one’s territorial. I really love working with everyone starting first thing every morning and many of us til the wee hours at night.

I attached screenshots directly from our working version of the Sircles Beta. There’s still some dummy data in there and always continuous polishing necessary but for the most part the app is matching our new designs. What you can’t see there is much of those screens have really cool animations happening. There are dozens of other screens completed or being worked on as well. We’re currently wrapping up the check-in flow for when a user checks into a place or into an entertainment category. The user can optionally tag friends, add photos, leave a trust tip or simply bypass that and just press the check-in button. We’ve made checking in and favoriting a much simpler and more fun experience. We’ve also added some

competitions among friends like who can check in the fastest (that's a game which has already been getting played in the current version so now we've tied some rewards to it). There are 4 categories of badges users can earn. A couple of apps have done this very well so we're using some of their best ideas and our own. Competition badges are a category and Traveler badges are another one for example. So, a Traveler Badge might be "Checked into 10 airports" or "Favorited 3 National Parks" for instance.

Along with badges we have our Levels for users who want to progress and earn real world rewards. Progression starts easy and rewards are basic. Leveling up gets more challenging and rewards increase in value. Over the last few months the web store has been getting constructed, tested and stocked with inventory. The web store will serve two purposes. One, a public facing store on the internet where fans can buy Sircles swag but more importantly, and primarily, the store will be imbedded in the Sircles app as a means for Sircles users to redeem reward for merchandise and local products and services. So for example, if a user reaches level 4 they will unlock rewards at that level which may include a free haircut or a free gym membership. The Sircle Shop is just about complete and will soon be integrated into the app itself.

Overall the Sircles app will still be recognizable but we're moving from horse and buggy technology to Formula One race car. Will Sircles go viral on day one? Let's say probably not and expect certain tweaks to be necessary and a proper marketing campaign to take shape. That's the safe forecast. But honestly, we're not aiming for a base hit. Only a home run will win the game. The amount of time this is taking is painful in some respects but kind of critical in others. Every time we revisit a screen or flow, we find ways to enhance the user experience. The smallest of things like a button changing color as you start typing, or a rethinking of how search results are displayed. Every detail matters. People have short attention spans and very high expectations for a smooth user experience. We're doing something

expectations for a smooth user experience. We're doing something that has never been done successfully before. Many have tried. Many have failed. Submitting an app that is "good enough" is not acceptable. Sircles is being built to come on strong, be fun with friends and be fun solo too. It's also meant to be a relief to struggling businesses who have a hard enough time as it is in this world and not have to worry about being victimized by a shameless review platform like Yelp. All of these elements are coming togetherin a way which creates a virtuous circle. All of these elements are a must to get as close to perfection as possible. We won't have the time or the resources to go back to the drawing board so now is the time to take everything we've learned and design the best, most engaging and valuable app we can.

I'm incredibly impressed and proud of this team. We have complete transparency into every facet of the development process—this is crucial. It's easy to over-engineer if you aren't careful. Our team is very open and communicative with each other. We have faithful reproduction of our designs and strategies. We're moving as quickly as possible and still hope to have something delivered by the end of the year. I'm only going to give that a 50/50 chance right now, however. We'd much rather take our time and a few extra weeks, or a couple extra months, aren't going to make a difference in the grand scheme of things. In contrast, rushing a half-baked product to market could be a disaster. Sircles' success relies on reaching full fruition of the 'virtuous circle' effect. Unlike an app which is purely mechanical in nature (like a photo editor), Sircles fosters connections among people, promotes sharing and connects businesses and consumers in a positive way—the opposite of mechanical. Sircles is people, people, people; up and down the ladder. I believe the other recommendations apps which preceded Sircles and failed, also failed to understand the critical input of human behavior. Some have been excellent in their mechanical function but fell way short in their philosophical form. Has Sircles properly understood and addressed the philosophical needs of its users? We think so. Have I asked a lot of questions and then answered them myself? Yes I have. Does that make me sound

smarter? Of course it does..

We're having a lot of fun. We're making really good progress. I picture great success for Sircles on the horizon with millions of happy users. I also picture great reward for our thousands of early investors. This would not have been possible without your trust and support. Thank you very much.

SIRCLES

Things are going great



John Worthington Follower @ Sircles
Published on Jun 13, 2022

Things are going great and really couldn't ask for better. It's been a little over a month since we closed the Wefunder Campaign and we are in around-the-clock development, around the world, in fact. The team is perfectly in sync, unified and eager. It's a lot of fun working with everyone, every day. We have an assembly line of inputs rolling through the project and the progress has been excellent. We continue streamlining designs and making functional improvements alongside the app development.

Currently, the new beta version of Sircles has a working Discover feed which is vastly improved, both visually and also performance-wise. User profiles and business profiles are mostly complete. The map is implemented in a basic way and already greatly improved from where it was before. We custom coded a new wheel which is cross platform (Apple and Android) so we have a lot more capability with how we implement and customize it. Our Rewards System which includes badges, points, levels and a portal to redeem rewards is probably about 75% complete on the backend but hasn't been worked with much on the frontend yet (aside from the dozens of animations we've created). However, it should go fairly quickly when the fronted starts getting connected to the backend endpoints.

If I had to guess, I'd say it feels like we're about halfway through the heavy lifting for this new version and that's putting our starting date back around the beginning of this year. As we closed out 2021 we were

making some staff changes, training, planning and scaffolding the new version. The current team has really gelled and is the strongest we've ever had. We could probably add one or two more but there would be an initial slowdown associated with a new hire, plus a risk that a new person wouldn't be a good fit. We're still a relatively small team so, at the moment, we're content with our pace and very comfortable with the group we have.

Danny and I attended MAU Vegas last week—a convention of app developers and associated industry participants. Snapchat, FourSquare, Tik Tok, Reddit, and many more were there. We met with all of them and they all LOVE Sircles. We have a bunch of follow up meetings set for the coming weeks. I could write a few pages about the connections we made and the potential opportunities but I'll save those updates for when things become more concrete.

Needless to say, it was extremely valuable gaining insights, discussing potential partnerships and opening the door to additional networking opportunities. I'm quite certain there were some pivotal encounters and long lasting relationships forged this last week that will prove to be game changers for Sircles.

In summary, we're plugging away and have the new version taking shape more and more every day. The team is kicking ass. The concept was validated by every person we talked to at MAU and we feel strongly we have the right approach. Give us another month or so and we'll put some updated screenshots and videos on the website for everyone to sneak preview. It will be shortly after that and we'll bring in a few of our VIP investors to the beta version for real world testing. Our budget is back below $100K a month which gives us a lot of time to perfect Sircles and invest in our go-to-market strategy when we launch.

Yelp = *Tyranny*

Sircles = *LOVE*

LOVE will always prevail!

Thanks for all your support, we couldn’t do it without you.

#DOWNwithYELP